SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: February 4th, 2008

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM ENTERS CHINA: RECEIVES $1.8M
ORDER FROM LEADING CHINESE SERVER COMPANY

        KFAR SAVA, Israel – February 4, 2008 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported that it has received a $1.8 million order from one of China’s largest domestic server companies, representing its first significant penetration into the vast Chinese market. The order is for production quantities of Silicom’s advanced fiber multi-port Gigabit Ethernet adapters scheduled for delivery during the first quarter.

        “We are excited to achieve this significant initial penetration of the strategic Chinese market,” commented Shaike Orbach, Silicom’s President and CEO. “China’s rapid growth represents a huge new opportunity for Silicom, especially the fact that its server usage is growing in step with the phenomenal development of its telecom, transportation, banking and other sectors. In fact, according to CCID Consulting, more than half a million x86 servers were sold in China in 2007, with additional strong growth projected for 2008.

        “As such, this first order from a major Chinese server vendor is a significant milestone for us. Beyond its potential to generate repeat orders over time, this order demonstrates our ability to achieve significant sales in China, paving the way for success with the market’s many additional vendors. As such, we believe the Chinese server market could become a strong new driver of our long-term growth.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 646 201 9246
E-mail: erang@silicom.co.il	E-mail: info@gkir.com